Exhibit 99.1

LIST OF DEBTOR SUBSIDIARIES OF STARRY GROUP HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Organization
Starry, Inc.	Delaware
Connect Everyone LLC	Delaware
Starry Installation Corp.	Delaware
Starry (MA), Inc.	Massachusetts
Starry Spectrum LLC	Delaware
Testco LLC	Delaware
Widmo Holdings LLC	Delaware
Vibrant Composites Inc.	Delaware
Starry Foreign Holdings Inc.	Delaware
Starry PR Inc.	Delaware
Starry Spectrum Holdings LLC	Delaware

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